

Mail Stop 7010   July 17, 2008

Mark Alsentzer
Chief Executive Officer
Pure Earth, Inc.
One Neshaminy Interplex
Suite 201
Trevose, Pennsylvania 19053

> **Re: Pure Earth, Inc.**
> **Registration Statement on Form 10**
> **Filed June 20, 2008**
> **File No. 000-53287**

Dear Mr. Alsentzer:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Comments regarding your confidential treatment request will be sent under separate cover.

2. Pursuant to the definition of a smaller reporting company contained in Item 10(f) of Regulation S-K, please tell us how you determined that you meet the qualifications of a smaller reporting company. To the extent you have not met the qualifications of a smaller reporting company, please provide the Regulation S-K

disclosure required by larger reporting companies and tell us how you have addressed the following:

- Please provide selected financial data in accordance with Item 301 of Regulation S-K,
- Please provide a contractual obligation table in accordance with Item 303(a)(5) of Regulation S-K,
- Please tell us what consideration was given to providing financial statements for the year ending December 31, 2005.
- We note the reverse merger with South Jersey Development (Pure Earth Materials, Inc.) which resulted in the stockholders of PE Materials owning 76% of the Company's common stock. To the extent 2005 financial statements are required in your Form 10, please tell us how you considered this reverse merger when presenting historical financial statements of the accounting acquirer in 2005.

Business, page 1

3. Under "Organizational Structure" on page 2, please darken the text inside the rectangles to make it easier to read.

4. Please expand your Business section to discuss the following items:

- Under "Competition" on page 15, please disclose the competitive business conditions and the methods of competition in the Materials, Transportation and Disposal, and Concrete Fibers business segments. See Item 101(h)(4)(iv) of Regulation S-K.
- It seems like you may need to obtain certain raw materials for use in your Materials and Concrete Fibers business segments. If so, please disclose the sources and availability of raw materials and the names of any principal suppliers. See Item 101(h)(4)(v) of Regulation S-K.
- We note your various patents and trademarks on pages 21 and 22. Please disclose the amount spent on research and development in the past two fiscal years. See Item 101(h)(4)(x) of Regulation S-K.

Risk Factors, page 23

5. Please delete the third and fourth sentences in the first paragraph under "Risk Factors." All material risks should be described. If risks are not deemed material, you should not reference them.

Critical Accounting Policies and Estimates, Revenue Recognition, page 45

6. Please tell us and expand your revenue recognition policy as appropriate for the following:

- You disclose that for your Treatment and Recycling segment, revenues from waste that is not yet completely processed or disposed of are deferred until the services have been completed. We further note your Accrued Disposal Costs policy and as of December 31, 2007, you have current accrued disposal costs of $278,432 and long-term accrued disposal costs of $1,093,796, and as of March 31, 2008, your current accrued disposal costs of $1,042,930 and long-term accrued disposal costs of $51,539. Please tell us if you have recorded deferred revenue and disclose the amount for each period presented related this activity or explain to us why you have not recorded deferred revenue but recorded disposal costs.
- You disclose that revenues are recognized upon completion of the disposal of the waste into a landfill or Brownfield, or when it is shipped to a third party for processing and disposal in your Transportation and Disposal segment. Please tell us and disclose when you bill customers for your services provided and if it is necessary to record deferred revenue based on the time between you bill your customers and complete the disposal of the waste.
- We note your disclosure on page 68, that in 2007, you began to utilize a revised pricing strategy with your customers, which allows you to use a bundled pricing approach. Expand your discussion to discuss the nature of this bundled pricing approach, how you are accounting for this new approach, and whether or not this new approach resulted in a change in accounting. Cite the authoritative guidance that supports your accounting treatment.

EBITDA, page 49

7. We note that you consider EBITDA to be a measure of operating performance. This measure appears to eliminate critical recurring charges that are a necessary cost of your operations. Please provide a more comprehensive explanation of why you believe EBITDA is a useful measure of operating performance, including the substantive reasons why EBITDA is useful to investors as a performance measure.

8. You further disclose that investors will find this data useful in assessing your ability to service or incur indebtedness. If EBITDA is also used as a liquidity measure, you must (i) include a reconciliation of EBITDA to your cash flows from operating activities as this would be the most directly comparable financial measure of liquidity under GAAP (ii) disclose why management believes that the presentation of EBITDA as a liquidity measure provides useful information to investors and (iii) disclose the additional purposes, if any, for which management uses EBITDA as a liquidity measure.

9. Please specifically address the material limitations associated with the use of EBITDA, in light of your significant borrowings, fixed assets, and intangible assets, as well as how you compensate for these limitations. Your limitations should address the use of EBITDA as both a liquidity measure and a performance

measure. Refer to Item 10(e)(1)(i)(C) of Regulation S-K and Question 8 of the SEC "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures."

Results of Operations, Year Ended December 31, 2007 Compared to Year Ended December 31, 2006, page 60

10. Given that the effective date of the Casie Group acquisition occurred during 2007, it appears more appropriate to discuss and disclose 2007 on a pro forma basis. Please expand your discussion accordingly. We remind you, however, that you still must discuss your 2007 historical results of operations in your management's discussion and analysis.

Liquidity and Capital Resources, page 69

11. We note you include your acquisitions of Casie, Rezultz, and MART in your Treatment and Recycling reportable segment which make up the majority of this segment. You have reported a loss from operations of $426,843 for your Treatment and Recycling segment for the quarter ended March 31, 2008. We also note that the audit report for Casie Protank, Inc's financial statements for the years ended December 31, 2006 and 2005 and the audit report for the quarter ended March 31, 2007, contained going concern paragraphs. Provide a comprehensive discussion of this segment's liquidity and operating results and its impact on your overall liquidity and financial statements as a whole given the recurring operating losses of these particular businesses. Ensure you also disclose any known and anticipated trends, demands, commitments, events or uncertainties that are reasonably likely to materially increase or decrease liquidity.

12. We note your customer concentration disclosures on page 15 that your three largest customers comprised approximately 32% and 51% of your consolidated revenues for the three months ended March 31, 2008 and the year ended December 31, 2007, respectively. We further note your discussion on page 50 that one of the reasons for the decrease in your Transportation and Disposal segment for the quarter ended March 31, 2008 compared to the quarter ended March 31, 2007, is that a significant transportation and disposal job in New York City did not recur in the same period in 2008. Please provide a discussion within Liquidity and Capital Resources to discuss the effects of your customer concentrations on your liquidity, specifically if you lost one of your major customers. Refer to Financial Reporting Codification 501.03.a.

13. Your capital resources discussion suggests that your operations are solely derived from the operations of your subsidiaries. Please tell us and disclose whether your ability to service debt and fund operations is dependent on the results of operations of your subsidiaries and their ability to provide cash. Also, tell us and disclose if any dividends, loans or other distributions from your subsidiaries are

subject to contractual and other restrictive governmental regulations and if so, tell us and disclose the nature of those restrictions, quantify the amount of net assets that are restricted at each balance sheet date and how you plan to overcome these restrictions in order to service your debt and other operating cash requirements.

Other Contractual Obligations, page 79

14. We note your disclosure on page 9 that you have exclusive and preferred arrangements with several soil reuse facilities, landfills and other disposal outlets as well as discussion regarding employment agreements on page F-83. Please tell us your considerations of including these arrangements in your discussion of contractual obligations beginning on page 79.

Security Ownership of Certain Beneficial Owners and Management, page 84

15. Please revise the Security Ownership of Management table so that the footnotes accurately correspond.

Directors and Executive Officers, page 86

16. We note the list of executive officers that appears on your website. It appears that several of these persons may qualify as executive officers who should be disclosed pursuant to Item 401(b) of Regulation S-K. Please revise your table and biographies accordingly or advise us why they are not included in this section.

Certain Relationships and Related Transactions, page 93

17. We note that you entered into a stock purchase agreement with a holder of your 9% convertible debentures on August 17, 2007. Please disclose the name of the holder. See Item 404(a)(1) of Regulation S-K.

18. We note several instances of related party transactions throughout the filing that are not disclosed in this section, specifically on pages 81, F-51, and F-105. Please disclose all related party transactions in this section in accordance with Item 404 of Regulation S-K.

Recent Sales of Unregistered Securities, page 98

19. For each sale of unregistered securities, please disclose the applicable exemption. See Item 701(d) of Regulation S-K.

Description of Registrant's Securities To Be Registered, page 101

20. We note that June 30, 2008 is the expiration date for the repurchase or redemption of the Series A Preferred Stock. Please update to reflect any changes in connection with the expiration of this date.

Item 14. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure, page 117

21. We note your disclosure that you determined that you would not renew the engagement of Skoda Minotti as your independent registered public accounting firm. Revise your disclosure to state whether the former accountants resigned, declined to stand for re-election or were dismissed. Refer to Item 14 of Form 10 and Item 304(a)(1)(i) of Regulation S-K.

22. You disclose that, "The reports of [y]our independent registered public accounting firm on [y]our financial statements for the past two years did not contain an adverse opinion or a disclaimer of opinion, and such reports were not qualified or modified as to uncertainty, audit scope or accounting principles." In consideration that Marcum & Kliegman LLP audited your financial statements for the year ended December 31, 2007, and Skoda Minotti audited your financial statements for the year ended December 31, 2006, your current disclosure appears to indicate that one firm reported on your past two years. Please revise your disclosure accordingly.

23. We note you disclose in Note 21 on page F-54 that during the preparation of the Company's consolidated financial statements for the year ended December 31, 2007, the Company and their new independent registered public accounting firm determined that it was necessary to restate the previously issued consolidated financial statements for the prior years due to certain errors with respect to the application of U.S. GAAP. Pursuant to Item 304(a)(1)(v)(D)(1) of Regulation S-K, please tell us why you did not disclose this reportable event under Item 14.

24. To the extent that you make changes to the disclosures in Item 14 to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountants agree with the statements made in your revised disclosures.

Consolidated Statements of Stockholders' Equity, page F-9

25. You disclose on page 4, that you acquired the shares of American Transportation & Disposal Systems, Ltd. and the Whitney assets in exchange for an aggregate of 1,250,000 shares of your common stock and you completed a private placement of 1,700,000 shares of your common stock. Please tell us how these transactions are recorded in your statement of stockholders' equity.

Note 2 – Summary of Significant Accounting Policies, Goodwill and Intangible Assets –
Indefinite Lives, page F-17

26. We note your table on page F-27 shows that your total goodwill balance is a result
of your acquisitions of PE Environmental, GeoMethods, and BioMethods. Your
table on page 3 shows that each of these acquisitions is a part of your
Environmental Services reporting segment. In light of your loss from operations
of $139,681 for the year ended December 31, 2007 in your Environmental
Services reporting segment and your continued loss from operations in this
segment of $26,822 for the quarter ended March 31, 2008, please tell us in detail,
the factors you considered in determining that your goodwill was not impaired.
Please also provide us your assumptions, such as discount rates, cash flows,
expected growth rates, and any others, used in determining your estimate of fair
value for your reporting unit, as well as your basis for the assumptions used.
Your response should reconcile and explain, in detail, any differences between
your projected growth rates in revenues and cash flows and your historical growth
rates in revenues and cash flows. Please also be advised that these assumptions
should be consistent with those used for internal planning purposes. Accordingly,
please address why your projections indicate recoverability of your goodwill, but,
at the same time, indicate that your deferred tax assets are not fully realizable.

Note 3 – 2006 Acquisitions, page F-26

27. We note two separate references on page F-26 to independent appraisals. While
you are not required to make reference to this outside consulting service, when
you do, you must also disclose the name of the outside consulting service. If you
include or incorporate by reference this disclosure into a 1933 Securities Act
filing, you will also need to include the consent of the outside consulting service.
Refer to Section 436(b) of Regulation C.

28. Expand your disclosures to discuss the factors that contributed to your purchase
price that resulted in your recognition of goodwill. Refer to paragraph 51(b) of
SFAS 141.

Note 4 – Casie Group Acquisition, page F-28

29. We note that you determined the fair value of your common stock to be $3.00 per
share based upon the value at which shares of common stock were sold in a
private placement. In consideration of the guidance contained in paragraphs 22
and 23 of SFAS 141, please tell us why you did not use the fair value of your
securities traded in the market. Provide us with an analysis comparing the nature
of the shares issued in the Casie Group transaction to the shares issued in the
private placement including any restrictions on the shares that would have
impacted the value assigned to the shares. Also, provide us with a reconciliation

of the market price per share at the time of your transaction to your determination of $3.00 per share.

30. We note your disclosure that $4,056,889 of cash advances from the Company to Casie Group was extinguished upon consummation of the acquisition. Please tell us how you are accounting for the extinguishment of this liability. Cite the authoritative guidance that supports and your accounting, including EITF 04-1 to the extent it is applicable.

Note 8 – Concentrations of Credit Risk, page F-36

31. Expand your discussion of reliance on major customers to disclose the total amount of revenue from each customer that represents 10 percent or more of your revenue and identify the segment or segments reporting the revenue. Refer to paragraph 39 of SFAS 131.

Note 10 – Intangible Assets, page F-37

32. You have reported loss from operations of $527,343 in your Materials segment and a loss from operations of $139,681 in your Environmental Services segment for the year ended December 31, 2007. Continuing for the quarter ended March 31, 2008, your Materials segment's loss from operations was $427,539 and your Environmental Services segment reported a loss from operations of $26,822. In addition, your Treatment and Recycling segment reported a loss from operations of $426,843 for the quarter ended March 31, 2008. Please tell us in detail, the factors you considered in determining that your intangible assets assigned to these reportable segments were not impaired. Please also provide us your assumptions, such as discount rates, cash flows, expected growth rates, and any others, used in determining your estimate of fair value for your reporting unit, as well as your basis for the assumptions used. Your response should reconcile and explain, in detail, any differences between your projected growth rates in revenues and cash flows and your historical growth rates in revenues and cash flows. Please also be advised that these assumptions should be consistent with those used for internal planning purposes. Accordingly, please address why your projections indicate recoverability of your intangible assets, but, at the same time, indicate that your deferred tax assets are not fully realizable.

Note 20 – Segment Reporting, page F-52

33. Please break-out your goodwill balance by reportable segment for each period that you have presented a statement of financial position. Refer to paragraph 45 of SFAS 142.

Note 8 – Idle Machinery, page F-78

34. We note your idle machinery of $8,450,000 which is 17% of your total assets as of March 31, 2008. We further note that based on the Casie Protank, Inc. balance sheets, this machinery has been idle since at least December 31, 2005. You disclose that this equipment has not yet been placed in use and requires State permits to place the equipment in service. In light of this and in consideration of the amount of time this machinery has been idled, please tell us your considerations of impairment pursuant to SFAS 144 for this machinery. In your response, please explain your determination of the fair value of this machinery to be $8,450,000 in your allocation of the Casie Group Acquisition in consideration the machinery previously had a book value of $900,000 and had previously been idle.

Casie Protank, Inc. and Affiliates Combined Financial Statements as of March 30, 2007 and for the Period Ended March 30, 2007, page F-92

35. Please file the financial statements of Casie Protank, Inc. and Affiliates as of March 30, 2006 and for the Period Ended March 30, 2006 to present the comparable period of the preceding fiscal year. Refer to Rule 8-03 and 8-04 of Regulation S-X.

* * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ryan Rohn at (202) 551-3739 or Melissa Rocha at (202) 551-3854 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Kane at (202) 551-3235 or Brigitte Lippmann at (202) 551-3713 with any other questions.

Sincerely,

Pamela Long
Assistant Director

cc: Jeffrey M. Taylor
       Blank Rome LLP
       One Logan Square
       Philadelphia, Pennsylvania 19103